

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2015

<u>Via E-mail</u>
Roger Smith
Executive Vice President, Treasurer and
Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway, Suite 600
Birmingham, Alabama 35243

**Re: Infinity Property and Casualty Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed February 26, 2015
          File No. 000-50167**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2—Fair Value, page 39</u>

1. Refer to your disclosure of fixed maturity securities herein and in Note 3. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by "major security types" and "classes." In this regard, please tell us why you did not further disaggregate your state and municipal and corporate fixed maturity securities. Your disclosures on pages 25 and 26 suggest that further disaggregation may be necessary.

2. Your disclosure on page 42 indicates that you "review the third party pricing methodologies…" but does not indicate the valuation technique(s) used to arrive at fair value. Please provide us, for each "class" (see comment 1 above) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountant Sasha Parikh at (202) 551-3627 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant